A6 3/13

07003952

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH. D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-29011

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanover Investment Securities, Inc.

OFFICIAL USE ONLY
39838
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1519 Highway 22 West, Suite 8
(No. and Street)

Madisonville (City) LA (State) 70447 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B.J. "Johnny" Wellmeyer, Jr. 504-888-5190 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200 (Address) Metairie (City) LA (State) 70005 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, B.J. "Johnny" Wellmeyer, Jr. ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanover Investment Securities, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

B J Wellmeyer Jr

Signature

Chairman and CFO

Title

____

Notary Public

Wallace K Porter #12745

My commission is for life

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANOVER INVESTMENT SECURITIES, INC.

December 31, 2006

Audit of Financial Statements

December 31, 2006

CONTENTS

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Shareholders
Hanover Investment Securities, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **HANOVER INVESTMENT SECURITIES, INC.** (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **HANOVER INVESTMENT SECURITIES, INC.** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig Hand

A Professional Accounting Corporation

Metairie, Louisiana
February 23, 2007

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
www.laporte.com

HANOVER INVESTMENT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and Cash Equivalents	$	11,639
Compensating Balance Held at Clearing Organization		6,023
Total Assets	$	17,662

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$	-
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value		
Authorized, Issued, and Outstanding 30,000 shares		30,000
Nonvoting Common Stock - $5 Par Value		
Authorized - 15,000 Shares		
Issued and Outstanding - 12,100 Shares		60,500
Accumulated Deficit		(72,838)
Total Stockholders' Equity		17,662
Total Liabilities and Stockholders' Equity	$	17,662

The accompanying notes are an integral part of these financial statements.

HANOVER INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUES	
Concessions Earned	$ 10,052
Interest Income	235
Total Revenues	10,287
EXPENSES	
Professional Fees	5,800
NASD Registration Fees	840
Insurance	514
Office Expense	98
Taxes and Licenses	45
Total Expenses	7,297
NET INCOME BEFORE TAXES	2,990
INCOME TAX EXPENSE	-
NET INCOME	$ 2,990

The accompanying notes are an integral part of these financial statements.

HANOVER INVESTMENT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Nonvoting Common Stock	Accumulated Deficit	Total Stockholders' Equity
BALANCE - DECEMBER 31, 2005	$ 30,000	$ 60,500	$ (75,828)	$ 14,672
Net Income - Year Ended December 31, 2006	-	-	2,990	2,990
BALANCE - DECEMBER 31, 2006	$ 30,000	$ 60,500	$ (72,838)	$ 17,662

The accompanying notes are an integral part of these financial statements.

HANOVER INVESTMENT SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2006

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

HANOVER INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

OPERATING ACTIVITIES		
Net Income	$	2,990
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Compensating Balance Held at Clearing Organization		(6)
Net Cash Provided by Operating Activities		2,984
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,984
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		8,655
CASH AND CASH EQUIVALENTS - END OF YEAR	$	11,639

The accompanying notes are an integral part of these financial statements.

HANOVER INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

At December 31, 2006, **HANOVER INVESTMENT SECURITIES, INC.** (Company) was registered as a broker/dealer with the Securities and Exchange Commission and was a member of the National Association of Securities Dealers, Inc. The Company, acting in an agency capacity, buys and sells securities and other investments for its customers and receives a commission.

ORGANIZATION

The Company was incorporated in Missouri, on March 1, 1983, under the name of J. Penner and Company, Inc. On October 19, 1984, a Certificate of Amendment to the corporation was issued by the Secretary of State of Missouri, amending the name of the corporation to **HANOVER INVESTMENT SECURITIES, INC.** Accordingly, on November 14, 1984, new stock was issued under the new name to the parties holding the stock at the date of the name change.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Other customers' investments are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

NOTE B
INCOME TAXES AND UNUSED OPERATING LOSS CARRYFORWARDS

The Company has available at December 31, 2006, $35,711 of unused operating loss carry-forwards that may be applied against future taxable income and that expire in various years from 2007 to 2023.

Although management expects the Company to generate taxable profits in future years, the Company has recognized a valuation allowance equal to the amount of the deferred tax asset associated with the operating loss carryforwards. As such, no deferred tax asset has been recognized on the Statement of Financial Condition. In addition, the amount of income tax expense applicable to the Company's taxable income for the year ended December 31, 2006, is fully offset by the utilization of available operating loss carryforwards. As such, no amount of income tax expense has been recognized on the Statement of Income.

NOTE C

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the Statement of Financial Condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's Statement of Financial Condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the Statement of Financial Condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2006, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

NOTE D

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $17,662, which was $12,662 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1 at December 31, 2006.

NOTE E

RELATED PARTY TRANSACTIONS

The Company paid the President of the Company $2,000 for accounting and bookkeeping services she provided to the Company during the 2006.

HANOVER INVESTMENT SECURITIES, INC.
SUPPLEMENTARY INFORMATION
December 31, 2006

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Stockholders' Equity	$ 17,662
Deductions and/or Charges	-
Net Capital	$ 17,662
AGGREGATE INDEBTEDNESS	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 5,000
Excess of Net Capital	$ 12,662
Excess Net Capital at 1,000%	$ 17,662
Ratio: Aggregate Indebtedness to Net Capital	0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 17,662
Other Adjustments	-
Net Capital Per Above	$ 17,662

HANOVER INVESTMENT SECURITIES, INC.
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

HANOVER INVESTMENT SECURITIES, INC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **HANOVER INVESTMENT SECURITIES, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **HANOVER INVESTMENT SECURITIES, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

HANOVER INVESTMENT SECURITIES, INC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **HANOVER INVESTMENT SECURITIES, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **HANOVER INVESTMENT SECURITIES, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

HANOVER INVESTMENT SECURITIES, INC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **HANOVER INVESTMENT SECURITIES, INC.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **HANOVER INVESTMENT SECURITIES, INC.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Shareholders
Hanover Investment Securities, Inc.

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **HANOVER INVESTMENT SECURITIES, INC.** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **HANOVER INVESTMENT SECURITIES, INC.** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Shareholders, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte Sehrt Romig Hand

A Professional Accounting Corporation

Metairie, Louisiana
February 23, 2007

END